

June 17, 2011

Via E-mail
Luisa Wert Serrano, Esq.
Evertec, Inc.
Cupey Center Building
Road 176, Kilometer 1.3
San Juan, Puerto Rico 00926

> **Re: Evertec, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 14, 2011**
> **File No. 333-173504**

Dear Mr. Serrano:

        We have reviewed your letter dated June 3, 2011 responding to our comments issued on the registration statement referenced above. We have the following additional comments. References to prior comments refer to those in our letter dated May 11, 2011.

Risk Factors, page 24

"We and our subsidiaries conduct business with financial institutions…," page 32

1.   We note the information in your response to prior comment 2 regarding Syria and OFAC sanctions. Notwithstanding the legality of your contacts with Syria, please provide the information we requested in our prior letter regarding contacts or transactions involving Syria. Please tell us whether and how this information affects the materiality analysis set forth in your June 3, 2011 letter, and tell us the amount of revenues received from transactions relating to Syria for the past three fiscal years and the subsequent interim period.

2.   We note the information set forth in your response to prior comment 5. Please confirm to us that you will update the disclosure relating to the OFAC matter in this filing or in future periodic reports, to the extent that you receive a response from OFAC or there are any further significant developments.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. In his absence, please contact me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
Rosa A. Testani, Esq.
Akin Gump Strauss Hauer & Feld LLP